UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Sea Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

81141R 100**

(CUSIP Number)

Forrest Xiaodong Li

Sea Limited

1 Fusionopolis Place, #17-10, Galaxis

Singapore 138522

+65 6270-8100

Copy to:

Yanjun Wang, Esq.

Sea Limited

1 Fusionopolis Place, #17-10, Galaxis

Singapore 138522

+65 6270-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the Issuer’s American depositary share, each representing one Class A ordinary share of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 81141R 100

(1)	NAME OF REPORTING PERSONS Forrest Xiaodong Li (“Mr. Li”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 111,036,901 Shares
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 64,586,624 Shares
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,036,901 Shares(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%(2)
(14)	TYPE OF REPORTING PERSON* IN

(1)	Mr. Li is deemed to beneficially own 65,509,108 Class A ordinary shares of par value US$0.0005 per share (“Class A Ordinary Shares”) and 45,527,793 Class B ordinary shares of par value US$0.0005 per share (“Class B Ordinary Shares”). Class A Ordinary Shares and Class B Ordinary Shares are collectively referred to as “Shares.” Each Class B Ordinary Share is convertible into one Class A Ordinary Share, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares.
(2)	As a percentage of 568,758,842 total issued and outstanding Shares of the Issuer as of June 2, 2023, including 523,231,049 Class A Ordinary Shares and 45,527,793 Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to 15 votes per share. Accordingly, and based on the foregoing, the Shares beneficially owned by Mr. Li represent approximately 59.9% of the aggregate voting power of the total issued and outstanding Shares of the Issuer.

CUSIP NO.: 81141R 100

(1)	NAME OF REPORTING PERSONS Blue Dolphins Venture Inc (“Blue Dolphins”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 45,527,793 Shares
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 45,527,793 Shares
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,527,793 Shares(3)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(4)
(14)	TYPE OF REPORTING PERSON* CO

(3)	Represents 45,527,793 Class B Ordinary Shares held by the Reporting Person.
(4)	As a percentage of 568,758,842 total issued and outstanding Shares of the Issuer as of June 2, 2023.

Introductory Note

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 3, 2017, as amended by Amendment No. 1 filed on March 14, 2019, Amendment No. 2 filed on March 15, 2020, Amendment No. 3 filed on March 10, 2021, Amendment No. 4 filed on January 3, 2022, Amendment No. 5 filed on February 15, 2022, and Amendment No. 6 filed on June 6, 2022 (the “Original Schedule 13D” and, together with this Amendment No. 7, this “Schedule 13D”), and is being filed on behalf of Mr. Li and Blue Dolphins in respect of the Class A ordinary shares, par value US$0.0005 per share (the “Class A Ordinary Shares”), and Class B ordinary shares, par value US$0.0005 per share (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Shares”), of Sea Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 7 but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The below table sets forth Mr. Li and Blue Dolphins’ beneficial ownership as of June 2, 2023, the latest practicable date for determining their beneficial ownership:

				Number of shares as to which such person has:
Name of Reporting Person	Amount Beneficially Owned	Percent of Class		Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Mr. Li	111,036,901 Shares(1)	18.1	%(2)	111,036,901 Shares	0	64,586,624 Shares	0
Blue Dolphins	45,527,793 Shares(3)	8.0	%(2)	45,527,793 Shares	0	45,527,793 Shares	0

(1)	The amount beneficially owned by Mr. Li includes (i) 45,527,793 Class B Ordinary Shares held by Blue Dolphins, (ii) 2,808,831 Class A Ordinary Shares beneficially owned by Mr. Li (including through an entity solely owned and controlled by Mr. Li), (iii) 16,250,000 Class A Ordinary Shares issuable upon exercise of options held by Mr. Li within 60 days from June 2, 2023, and (iv) an aggregate of 46,450,277 Class A Ordinary Shares over which Mr. Li has received irrevocable voting proxies from the respective owners of such shares (namely, certain directors and employees of the Issuer, certain affiliates of employees of the Issuer, Garena ESOP Program (PTC) Limited and a family member of Mr. Li), including 26,032,475 Class A Ordinary Shares issuable upon exercise of options within 60 days from June 2, 2023 and 1,069,960 Class A Ordinary Shares issuable upon vesting of restricted share units within 60 days from June 2, 2023.

(2)	As a percentage of 568,758,842 total issued and outstanding Shares of the Issuer as of June 2, 2023, including 523,231,049 Class A Ordinary Shares and 45,527,793 Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to 15 votes per share. Accordingly, and based on the foregoing, the Shares beneficially owned by Mr. Li represent approximately 59.9% of the aggregate voting power of the total issued and outstanding Shares of the Issuer.

(3)	Represents 45,527,793 Class B Ordinary Shares held by Blue Dolphins.

Changes in the Reporting Persons’ beneficial ownership during the 60-day period prior to June 2, 2023 (the date of event of this Amendment No. 7) included:

(i)	vesting of Mr. Li’s options to purchase 250,000 Class A Ordinary Shares under the 2009 share incentive plan of the Issuer (as amended, the “share incentive plan”) on April 30, 2023;

(ii)	the expected vesting of Mr. Li’s options to purchase 250,000 Class A Ordinary Shares under the share incentive plan on July 31, 2023, which is within 60 days from June 2, 2023, the date on which Mr. Li is deemed to have obtained beneficial ownership of such 250,000 Class A Ordinary Shares;

(iii)	sale of 10,000 American Depositary Shares of the Issuer (each representing one Class A Ordinary Share of the Issuer, the “ADS”) beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$88.1 per share in open market transactions pursuant to a Rule 10b5-1 Sales Plan (the “Plan”) on April 4, 2023;

(iv)	sale of 10,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$84.0 per share in open market transactions pursuant to the Plan on April 6, 2023;

(v)	sale of 10,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$83.5 per share in open market transactions pursuant to the Plan on April 11, 2023;

(vi)	sale of 10,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$83.3 per share in open market transactions pursuant to the Plan on April 13, 2023;

(vii)	sale of 10,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$83.2 per share in open market transactions pursuant to the Plan on April 18, 2023;

(viii)	sale of 10,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$79.0 per share in open market transactions pursuant to the Plan on April 20, 2023;

(ix)	sale of 10,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$76.0 per share in open market transactions pursuant to the Plan on April 25, 2023;

(x)	sale of 10,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$74.3 per share in open market transactions pursuant to the Plan on April 27, 2023;

(xi)	sale of 10,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$75.3 per share in open market transactions pursuant to the Plan on May 2, 2023;

(xii)	sale of 10,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$75.0 per share in open market transactions pursuant to the Plan on May 4, 2023;

(xiii)	sale of 10,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$83.1 per share in open market transactions pursuant to the Plan on May 9, 2023;

(xiv)	sale of 10,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$86.2 per share in open market transactions pursuant to the Plan on May 11, 2023;

(xv)	sale of 10,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$79.0 per share in open market transactions pursuant to the Plan on May 16, 2023;

(xvi)	sale of 10,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$71.6 per share in open market transactions pursuant to the Plan on May 18, 2023;

(xvii)	sale of 10,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$66.9 per share in open market transactions pursuant to the Plan on May 23, 2023;

(xviii)	sale of 10,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$63.0 per share in open market transactions pursuant to the Plan on May 25, 2023;

(xix)	sale of 10,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$60.9 per share in open market transactions pursuant to the Plan on May 30, 2023;

(xx)	sale of 10,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$56.2 per share in open market transactions pursuant to the Plan on June 1, 2023; and

(xxi)	changes in the number of Class A Ordinary Shares subject to the irrevocable voting proxies granted by certain directors and employees of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated March 23, 2020, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 from the Reporting Persons’ Schedule 13D Amendment No. 2 filed with the SEC on March 23, 2020)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2023

Forrest Xiaodong Li	/s/ Forrest Xiaodong Li

Blue Dolphins Venture Inc	By:	/s/ Forrest Xiaodong Li
	Name:	Forrest Xiaodong Li
	Title:	Director

[Signature Page to Schedule 13D/A]